UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: NR 07- 26

EXETER TO ACQUIRE 100% OF HIGH-GRADE CERRO MORO GOLD-SILVER PROJECT

Vancouver, B. C., October 30, 2007 – Exeter Resource Corporation (AMEX:XRA, TSX-V: XRC, Frankfurt: EXB - “Exeter” or the “Company”) will acquire a 100% interest in the high-grade Cerro Moro gold-silver project in Santa Cruz Province, Argentina. Cerro Vanguardia S.A. (“CVSA”), an AngloGold Ashanti subsidiary, will retain a 2% net smelter returns royalty (“NSR”).

Under a strategic agreement with Exeter, CVSA had the right to back-in for a controlling joint venture interest in the project by making significant cash payments to Exeter, and assuming certain other ongoing obligations, once Exeter completed 10,000 metres of drilling on the property. CVSA did not exercise this right, and Exeter will now proceed to acquire 100% of the Cerro Moro properties. CVSA’s interest will revert to the NSR.

Exeter’s Chairman, Yale Simpson, stated: “We are delighted to be able to acquire outright ownership of Cerro Moro. Located in “mining friendly” Santa Cruz Province, proximate to the coast, Cerro Moro has returned unusually high grades of gold and silver in our exploration to date. We are now in a position to expedite exploration and project infrastructure with a view to the possible development of a high-grade open pit gold-silver mine.

“Drilling at Cerro Moro, is continuing using two multi-purpose rigs with a third rig due in early November. Since passing the 10,000 metre drilling milestone, we have completed some 50 additional drill holes. Results from portions of this drilling are expected shortly and will be released on an ongoing basis as they become available.

”In early November, Exeter will host mining analysts from major North American securities firms in site visits to both the Cerro Moro project in Argentina and its Caspiche gold porphyry project, near Kinross Gold’s Refugio mine, in Chile. The interest shown by these analysts reflects the current investor interest in Exeter’s South American exploration portfolio.”

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America.

Cerro Moro is one of 12 epithermal gold and silver properties held under a strategic agreement with CVSA. Drilling is scheduled to continue without interruption at Cerro Moro, with a view to establishing a high grade open pit gold-silver mine. Baseline environmental studies will now commence ahead of resource calculations in 2008.

In Chile, the Company recently reported a drill hole which intersected 304 metres at a grade of 0.9 g/t gold on the Caspiche Gold Porphyry Project, located between Kinross’ Refugio mine and the giant Cerro Casale gold project. Geophysical work is now underway to better define drilling targets. In southern Chile, Exeter is prospecting 48 gold, silver and base metal targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

As a result of recent political developments in Mendoza Province, Argentina, the further development of the advanced Don Sixto Gold Project has been put on hold. The Company recently filed suit in the Mendoza Courts challenging the constitutionality of the new legislation which has the effect of banning conventional mining in the province. The Company will, however, continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

Safe Harbour Statement - This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to future results from exploration and the potential development of its Cerro Moro project. These statements reflect the Company’s current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date October 31, 2007

By:	/s/ Susan E. McLeod

Susan E. McLeod

Secretary